As filed with the Securities and Exchange Commission on December 17, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FINISAR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3674	77-0398779
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification No.)
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

JERRY S. RAWLS
Chief Executive Officer
FINISAR CORPORATION
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

STEPHEN K. WORKMAN Senior Vice President, Finance, Chief Financial Officer and Secretary Finisar Corporation 1389 Moffett Park Drive Sunnyvale, California 94089 (408) 548-1000	DENNIS C. SULLIVAN, ESQ. JOE C. SORENSON, ESQ. DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2248 (650) 833-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.tm

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.tm

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.tm

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price per	Aggregate Offering	Amount of
Securities to be Registered	Registered	Share(1)	Price(1)	Registration Fee
Common Stock, $0.001 par value	13,481,126 shares	$1.48	$19,952,066	$612.53

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(g) of the Securities Act of 1933, and based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq Global Select Market on December 14, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED DECEMBER 17, 2007

13,481,126 Shares

FINISAR CORPORATION

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Finisar Corporation. The shares of our common stock are being offered by the selling stockholder named in this prospectus, who has received or will receive the shares upon conversion of promissory notes issued by us as consideration for our acquisition of AZNA LLC in March 2007. We will receive no part of the proceeds of the sale of the shares offered in this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholder will be borne by the selling stockholder. None of the shares offered pursuant to this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

For a description of the plan of distribution of the shares offered hereby, see “Plan of Distribution” beginning on page 16 of this prospectus.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “FNSR”. On December 14, 2007, the last reported sales price for our common stock was $1.43 per share.

INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

The selling stockholder and any brokers executing selling orders on behalf of the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by a broker executing selling orders may be deemed to be underwriting commissions under the Securities Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is          , 2007.

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find Additional Information.” You should carefully read this prospectus, as well as additional information described under “Incorporation of Certain Information by Reference,” before heading to invest in shares of our common stock.

The terms “Finisar,” “we,” “us,” “our,” and the “company,” as used in this prospectus, refer to Finisar Corporation and its consolidated subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Finisar is a registered trademark of Finisar Corporation. This prospectus contains product names, trade names and trademarks of Finisar and other organizations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words like “anticipates”, “believes”, “plans”, “expects”, “future”, “intends” and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events; however, our business and operations are subject to a variety of risks and uncertainties, including those listed under “Risk Factors” and elsewhere in this prospectus, and, consequently, actual results may materially differ from those projected by any forward-looking statements. You should not place undue reliance on these forward-looking statements since they may not occur. Factors that could cause actual results to differ from those projected include, but are not limited to, the following:

•	uncertainty regarding our future operating results;

•	our ability to introduce new products in a cost-effective manner that are accepted in the marketplace;

•	delays or loss of sales due to long product qualification cycles for our products;

•	the possibility of lower prices, reduced gross margins and loss of market share due to increased competition;

•	increased demands on our resources due to the integration of companies and product lines that we may acquire;

•	cost reductions related to our current or future operations which may further reduce our available resources and negatively impact our competitive market position; and

•	the sufficiency of cash flow to meet our debt service obligations and the potential dilution that would result from the conversion of our outstanding subordinated convertible notes.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus and the documents incorporated by reference in this prospectus carefully before making an investment decision.

Finisar Corporation

We are a leading provider of optical subsystems and components that connect local area networks, or LANs, storage area networks, or SANs, and metropolitan area networks, or MANs. Our optical subsystems consist primarily of transceivers which provide the fundamental optical-electrical interface for connecting the equipment used in building these networks. These products rely on the use of semiconductor lasers in conjunction with integrated circuit design and novel packaging technology to provide a cost-effective means for transmitting and receiving digital signals over fiber optic cable using a wide range of network protocols, transmission speeds and physical configurations over distances of 70 meters to 200 kilometers. Our line of optical components consists primarily of packaged lasers and photodetectors used in transceivers, primarily for LAN and SAN applications. Our manufacturing operations are vertically integrated and include internal manufacturing, assembly and test capability. We sell our optical subsystem and component products to manufacturers of storage and networking equipment such as Brocade, Cisco Systems, EMC, Emulex, Hewlett-Packard Company, Huawei and Qlogic.

We also provide network performance test and monitoring systems primarily to leading storage equipment manufacturers such as Brocade, EMC, Emulex, Hewlett-Packard Company, and Qlogic for testing and validating equipment designs and, to a lesser degree, to operators of networking and storage data centers for testing, monitoring and troubleshooting the performance of their installed systems.

We were incorporated in California in April 1987 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 1389 Moffett Park Drive, Sunnyvale, California 94089, and our telephone number at that location is (408) 548-1000. Our website is located at www.finisar.com. Information on our website is not a part of this prospectus.

The Offering

All of the shares of common stock registered for sale under this prospectus will be owned by Parviz Tayebati upon their issuance. Parviz Tayebati is the holder of two convertible promissory notes in the principal amounts of approximately $15.59 million and $1.36 million, respectively, which were issued in connection with our acquisition of AZNA LLC, or AZNA, in March 2007. The convertible promissory note in the principal amount of approximately $15.59 million provides for the conversion of the outstanding principal and interest upon the effectiveness of the registration statement of which this prospectus is a part. The convertible promissory note in the principal amount of approximately $1.36 million provides for the conversion of the outstanding principal and interest on March 26, 2008, assuming that the registration statement of which this prospectus is a part has been declared effective on or before that date. Since the number of shares of common stock to be issued is based upon the market price of our common stock at the time of conversion of the notes, we are unable to determine the exact number of shares that may be issued pursuant to the notes. However, in no event will the number of shares of common stock issued upon conversion of the notes exceed nine and ninety-nine one-hundreds percent (9.99%) of either the total shares outstanding or the voting power outstanding as of March 26, 2007. In the event that the number of shares of common stock otherwise issuable upon conversion of the notes would exceed this limit at the time of conversion, we will only issue that number of shares of common stock up to the limit, and the balance of the principal and accrued interest outstanding which is not converted into shares of common stock will be paid in cash.

Pursuant to the terms of the acquisition of AZNA, we agreed to register for resale the shares of common stock issuable upon conversion of the convertible notes. In the event that the number of shares of common stock registered under the registration statement of which this prospectus is a part is insufficient to cover all of the shares that are issuable upon conversion of the notes, subject to the limit described above, we will register such additional number of shares of our common stock as are needed to cover all the shares issuable upon conversion of the notes. This prospectus covers the resale by Parviz Tayebati of the shares of common stock that he will receive upon conversion of the convertible notes.

Common stock offered by selling stockholder	13,481,126 shares(1)
Common stock to be outstanding after this offering	322,115,955 shares(2)
Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder.
Nasdaq Global Select Market symbol	FNSR

(1)	The number of shares has been computed by taking the original principal amounts of the convertible notes plus an estimated amount of interest, multiplied by 120% (to take into account possible share price fluctuations) and divided by an estimated conversion price of $1.58 per share, the average closing price per share of the common stock on the Nasdaq Global Select Market for the three trading days ended December 14, 2007.

(2)	The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of November 30, 2007, and excludes (i) shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan and upon exercise of stock options and warrants assumed in connection with our acquisitions of ten privately-held companies, and (ii) shares of common stock issuable upon conversion of our 5 1/4% convertible subordinated notes due 2008, 2 1/2% convertible senior subordinated notes due 2010 and 2 1/2% convertible subordinated notes due 2010.

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus and in the documents incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.

We have incurred significant net losses, our future revenues are inherently unpredictable, our operating results are likely to fluctuate from period to period, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

We incurred net losses of $45.4 million, $33.0 million and $117.7 million in our fiscal years ended April 30, 2007, 2006 (as restated) and 2005 (as restated), respectively. Our operating results for future periods are subject to numerous uncertainties, and we cannot assure you that we will be able to achieve or sustain profitability on a consistent basis.

Our quarterly and annual operating results have fluctuated substantially in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products, market demand for the products manufactured by our customers, the introduction of new products and manufacturing processes, manufacturing yields, competitive pressures and customer retention.

We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically represent a small percentage of expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business. It is likely that in some future quarters our operating results will again decrease from the previous quarter or fall below the expectations of securities analysts and investors. In this event, it is likely that the trading price of our common stock would significantly decline.

We may have insufficient cash flow to meet our debt service obligations, including payments due on our subordinated convertible notes

We will be required to generate cash sufficient to conduct our business operations and pay our indebtedness and other liabilities, including all amounts due on our outstanding 2 1/2% convertible senior subordinated notes due 2010 totaling $100 million, our 2 1/2% convertible subordinated notes due 2010 totaling $50 million, and our 5 1/4% convertible subordinated notes due 2008 totaling $100 million. In addition, the $100 million in principal amount of our 2 1/2% convertible senior subordinated notes that mature in October 2010 include a net share settlement feature under which we are required to pay the principal portion of the notes in cash upon conversion. We may not be able to cover our anticipated debt service obligations from our cash flow. This may materially hinder our ability to make payments on the notes. Our ability to meet our future debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. Accordingly, we cannot assure you that we will be able to make required principal and interest payments on the notes when due.

If we are unsuccessful in pending litigation, our payment obligations under our outstanding convertible subordinated notes could be accelerated

The Trustee for all of our outstanding convertible subordinated notes has notified us that, in the opinion of the Trustee, we are in default under the indentures governing the respective series of notes as a result of our failure to timely file periodic reports with the Securities and Exchange Commission (the “SEC”). Although neither the Trustee nor the holders of any of the notes have declared the unpaid principal, and accrued interest, on any of the notes to be due and payable, the Trustee has stated in its notices that it reserves the right to exercise all available remedies, which would include acceleration of the notes. We do not believe that we were in default under the terms of the indentures on the basis that the plain language of each indenture requires only that we file with the Trustee reports that have actually been filed with the SEC and that, since the reports in question had not been filed with the SEC at the time of the Trustee’s notices, we were under no obligation to file them with the Trustee. In anticipation of the assertion by the Trustee or the noteholders that “Events of Default” had occurred, and a potential attempt to accelerate payment on one or more series of the notes, we instituted litigation seeking a judicial declaration that we are not in default under the indentures. We have since filed all of our previously-delayed periodic reports with the SEC. Nevertheless, should we be unsuccessful in this litigation, the Trustee or the noteholders could attempt to accelerate payment on one or more series of the notes. As of October 31, 2007, there was $250.3 million in aggregate principal amount of notes outstanding and an aggregate of approximately $558,000 in accrued interest.

We may not be able to obtain additional capital in the future, and failure to do so may harm our business

We believe that our existing balances of cash, cash equivalents and short-term investments will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months, unless our payment obligations under our outstanding convertible subordinated notes is accelerated. We may, however, require additional financing to fund our operations in the future or to repay the principal of our outstanding convertible subordinated notes. Due to the unpredictable nature of the capital markets, particularly in the technology sector, we cannot assure you that we will be able to raise additional capital if and when it is required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, or is not available on favorable terms, we could be required to significantly reduce or restructure our business operations.

Failure to accurately forecast our revenues could result in additional charges for obsolete or excess inventories or non-cancelable purchase commitments

We base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated revenue trends which are highly unpredictable. Some of our purchase commitments are not cancelable, and in some cases we are required to recognize a charge representing the amount of material or capital equipment purchased or ordered which exceeds our actual requirements. In the past, we have sometimes experienced significant growth followed by a significant decrease in customer demand such as occurred in fiscal 2001, when revenues increased by 181% followed by a decrease of 22% in fiscal 2002. Based on projected revenue trends during these periods, we acquired inventories and entered into purchase commitments in order to meet anticipated increases in demand for our products which did not materialize. As a result, we recorded significant charges for obsolete and excess inventories and non-cancelable purchase commitments which contributed to substantial operating losses in fiscal 2002. Should revenue in future periods again fall substantially below our expectations, or should we fail again to accurately forecast changes in demand mix, we could be required to record additional charges for obsolete or excess inventories or non-cancelable purchase commitments.

If we encounter sustained yield problems or other delays in the production or delivery of our internally-manufactured components or in the final assembly and test of our transceiver products, we may lose sales and damage our customer relationships

Our manufacturing operations are highly vertically integrated. In order to reduce our manufacturing costs, we have acquired a number of companies, and business units of other companies, that manufacture optical components incorporated in our optical subsystem products and have developed our own facilities for the final assembly and testing of our products. For example, we design and manufacture many critical components including all of the short wavelength VCSEL lasers incorporated in transceivers used for LAN/SAN applications at our wafer fabrication facility in Allen, Texas and manufacture a portion of our internal requirements for longer wavelength lasers at our wafer fabrication facility located in Fremont, California. We assemble and test most of our transceiver products at our facility in Ipoh, Malaysia. As a result of this vertical integration, we have become increasingly dependent on our internal production capabilities. The manufacture of critical components, including the fabrication of wafers, and the assembly and testing of our products, involve highly complex processes. For example, minute levels of contaminants in the manufacturing environment, difficulties in the fabrication process or other factors can cause a substantial portion of the components on a wafer to be nonfunctional. These problems may be difficult to detect at an early stage of the manufacturing process and often are time-consuming and expensive to correct. From time to time, we have experienced problems achieving acceptable yields at our wafer fabrication facilities, resulting in delays in the availability of components. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to deliver our subsystem products to our customers and could also affect our sale of components to customers in the merchant market. Our inability to supply enough lasers or other key components to meet our internal needs could harm our relationships with customers and have an adverse effect on our business.

We may lose sales if our suppliers or independent contractors fail to meet our needs

We currently purchase several key components used in the manufacture of our products from single or limited sources, and we rely on a single independent contract manufacturer to supply us with certain key subassemblies, including printed circuit boards. We depend on these sources to meet our production needs. Moreover, we depend on the quality of the components and subassemblies that they supply to us, over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter additional shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We generally have no long-term contracts with any of our component suppliers or contract manufacturers. As a result, a supplier or contract manufacturer can discontinue supplying components or subassemblies to us without penalty. If a supplier were to discontinue supplying a key component, our business may be harmed by the resulting product manufacturing and delivery delays. We are also subject to potential delays in the development by our suppliers of key components which may affect our ability to introduce new products. Similarly, disruptions in the services provided by our contract manufacturers or the transition to other suppliers of these services could lead to supply chain problems or delays in the delivery of our products. These problems or delays could damage our relationships with our customers and adversely affect our business.

We use rolling forecasts based on anticipated product orders to determine our component and subassembly requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would significantly harm our business.

We are dependent on widespread market acceptance of two product families, and our revenues will decline if the market does not continue to accept either of these product families

We currently derive substantially all of our revenue from sales of our optical subsystems and components and network test and monitoring systems. We expect that revenue from these products will continue to account for substantially all of our revenue for the foreseeable future. Accordingly, widespread acceptance of these products is critical to our future success. If the market does not continue to accept either our optical subsystems and components or our network test and monitoring systems, our revenues will decline significantly. Factors that may affect the market acceptance of our products include the continued growth of the markets for LANs, SANs and MANs and, in particular, Gigabit Ethernet and Fibre Channel-based technologies, as well as the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies.

Many of these factors are beyond our control. In addition, in order to achieve widespread market acceptance, we must differentiate ourselves from our competition through product offerings and brand name recognition. We cannot assure you that we will be successful in making this differentiation or achieving widespread acceptance of our products. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance will significantly impair our revenue growth.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by these customers could harm our business

A small number of customers have consistently accounted for a significant portion of our revenues. For example, sales to our top five customers represented 42% of our revenues in fiscal 2007. Our success will depend on our continued ability to develop and manage relationships with significant customers. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

The markets in which we sell our optical subsystems and components products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products that incorporate our products. We have in the past experienced delays and reductions in orders from some of our major customers. In addition, our customers have in the past sought price concessions from us, and we expect that they will continue to do so in the future. Cost reduction measures that we have implemented over the past several years, and additional action we may take to reduce costs, may adversely affect our ability to introduce new and improved products which may, in turn, adversely affect our relationships with some of our key customers. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could significantly harm our business.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet our customers’ needs

Typically, we do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

•	our customers can stop purchasing our products at any time without penalty;

•	our customers are free to purchase products from our competitors; and

•	our customers are not required to make minimum purchases.

Sales are typically made pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, it is likely that we will lose sales and customers.

Our market is subject to rapid technological change, and to compete effectively we must continually introduce new products that achieve market acceptance

The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards with respect to the protocols used in data communications networks. We expect that new technologies will emerge as competition and the need for higher and more cost-effective bandwidth increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. For example, we expect the SAN market to begin migrating from 4 Gbps to 8 Gbps product solutions in fiscal 2008 and that our ability to achieve sustained revenue growth in the markets for LAN, MAN and telecom applications will depend to a large extent on our ability to successfully develop and introduce new 10 Gbps transceiver and transponder solutions during this same period. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. In addition, a slowdown in demand for existing products ahead of a new product introduction could result in a write-down in the value of inventory on hand related to existing products. We have in the past experienced a slowdown in demand for existing products and delays in new product development and such delays may occur in the future. To the extent customers defer or cancel orders for existing products due to a slowdown in demand or in the expectation of a new product release or if there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	unanticipated engineering complexities;

•	expense reduction measures we have implemented, and others we may implement, to conserve our cash and attempt to achieve and sustain profitability;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations; and

•	changing market or competitive product requirements.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Continued competition in our markets may lead to a reduction in our prices, revenues and market share.

The end markets for optical products have experienced significant industry consolidation during the past few years while the industry that supplies these customers has not. As a result, the markets for optical subsystems and components and network test and monitoring systems for use in LANs, SANs and MANs are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. For optical subsystems, we compete primarily with Avago Technologies, JDS Uniphase, Intel, Opnext, Optium, Sumitomo and a number of smaller vendors. For network test and monitoring systems, we compete primarily with Agilent Technologies and LeCroy. Our competitors continue to introduce improved products and we will have to do the same to remain competitive.

Decreases in average selling prices of our products may reduce gross margins

The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, overcapacity, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We have in the past experienced, and in the future may experience, substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors or us, or by other factors, including price pressures from significant customers. Therefore, in order to achieve and sustain profitable operations, we must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross margins to decline, which would result in additional operating losses and significantly harm our business.

We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and could adversely affect our margins. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margins.

Shifts in our product mix may result in declines in gross margins

Our gross profit margins vary among our product families, and are generally higher on our network test and monitoring systems than on our optical subsystems and components. Our optical products sold for longer distance MAN and telecom applications typically have higher gross margins than our products for shorter distance LAN or SAN applications. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs, and these fluctuations are expected to continue in the future.

Our customers often evaluate our products for long and variable periods, which causes the timing of our revenues and results of operations to be unpredictable

The period of time between our initial contact with a customer and the receipt of an actual purchase order may span a year or more. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products before purchasing and using them in their equipment. Our customers do not typically share information on the duration or magnitude of these qualification procedures. The length of these qualification processes also may vary substantially by product and customer, and, thus, cause our results of operations to be unpredictable. While our potential customers are qualifying our products and before they place an order with us, we may incur substantial research and development and sales and marketing expenses and expend significant management effort. Even after incurring such costs we ultimately may not sell any products to such potential customers. In addition, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Once our products have been qualified, the agreements that we enter into with our customers typically contain no minimum purchase commitments. Failure of our customers to incorporate our products into their systems would significantly harm our business.

We depend on facilities located outside of the United States to manufacture a substantial portion of our products, which subjects us to additional risks

In addition to our principal manufacturing facility in Malaysia, we operate smaller facilities in China and Singapore and rely on two contract manufacturers located in Asia for our supply of key subassemblies. Each of these facilities and manufacturers subjects us to additional risks associated with international manufacturing, including:

•	unexpected changes in regulatory requirements;

•	legal uncertainties regarding liability, tariffs and other trade barriers;

•	inadequate protection of intellectual property in some countries;

•	greater incidence of shipping delays;

•	greater difficulty in overseeing manufacturing operations;

•	greater difficulty in hiring talent needed to oversee manufacturing operations;

•	potential political and economic instability; and

•	the outbreak of infectious diseases such as severe acute respiratory syndrome, or SARS, which could result in travel restrictions or the closure of our facilities or the facilities of our customers and suppliers.

Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

Our future operating results may be subject to volatility as a result of exposure to foreign exchange risks.

We are exposed to foreign exchange risks. Foreign currency fluctuations may affect both our revenues and our costs and expenses and significantly affect our operating results. Prices for our products are currently denominated in U.S. dollars for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country relative to the dollar, the prices of our products will increase relative to that country’s currency, our products may be less competitive in that country and our revenues may be adversely affected.

Although we price our products in U.S. dollars, portions of both our cost of revenues and operating expenses are incurred in foreign currencies, principally the Malaysian ringit and the Chinese yuan. As a result, we bear the risk that the rate of inflation in one or more countries will exceed the rate of the devaluation of that country’s currency in relation to the U.S. dollar, which would increase our costs as expressed in U.S. dollars. To date, we have not engaged in currency hedging transactions to decrease the risk of financial exposure from fluctuations in foreign exchange rates.

Our business and future operating results are subject to a wide range of uncertainties arising out of the continuing threat of terrorist attacks and ongoing military actions in the Middle East

Like other U.S. companies, our business and operating results are subject to uncertainties arising out of the continuing threat of terrorist attacks on the United States and ongoing military actions in the Middle East, including the economic consequences of the war in Iraq or additional terrorist activities and associated political instability, and the impact of heightened security concerns on domestic and international travel and commerce. In particular, due to these uncertainties we are subject to:

•	increased risks related to the operations of our manufacturing facilities in Malaysia;

•	greater risks of disruption in the operations of our China and Singapore facilities and our Asian contract manufacturers and more frequent instances of shipping delays; and

•	the risk that future tightening of immigration controls may adversely affect the residence status of non-U.S. engineers and other key technical employees in our U.S. facilities or our ability to hire new non-U.S. employees in such facilities.

Past and future acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results

Since October 2000, we have completed the acquisition of ten privately-held companies and certain businesses and assets from six other companies. We continue to review opportunities to acquire other businesses, product lines or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities, and we from time to time make proposals and offers, and take other steps, to acquire businesses, products and technologies.

Several of our past acquisitions have been material, and acquisitions that we may complete in the future may be material. In 12 of our 16 acquisitions, we issued common stock or notes convertible into common stock as all or a portion of the consideration. The issuance of stock in any future transactions would dilute our stockholders’ percentage ownership.

Other risks associated with acquiring the operations of other companies include:

•	problems assimilating the purchased operations, technologies or products;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of purchased organizations.

Not all of our past acquisitions have been successful. During fiscal 2003, we sold some of the assets acquired in two prior acquisitions, discontinued a product line and closed one of our acquired facilities. As a result of these activities, we incurred significant restructuring charges and charges for the write-down of assets associated with those acquisitions. We cannot assure you that we will be successful in overcoming problems encountered in connection with future acquisitions, and our inability to do so could significantly harm our business. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which would adversely affect our operating results.

We have made and may continue to make strategic investments which may not be successful, may result in the loss of all or part of our invested capital and may adversely affect our operating results

Through fiscal 2007, we recorded minority equity investments in early-stage technology companies, totaling $52.4 million. Our investments in these early stage companies were primarily motivated by our desire to gain early access to new technology. We intend to review additional opportunities to make strategic equity investments in pre-public companies where we believe such investments will provide us with opportunities to gain access to important technologies or otherwise enhance important commercial relationships. We have little or no influence over the early-stage companies in which we have made or may make these strategic, minority equity investments. Each of these investments in pre-public companies involves a high degree of risk. We may not be successful in achieving the financial, technological or commercial advantage upon which any given investment is premised, and failure by the early-stage company to achieve its own business objectives or to raise capital needed on acceptable economic terms could result in a loss of all or part of our invested capital. In fiscal 2003, we wrote off $12.0 million in two investments which became impaired. In fiscal 2004, we wrote off $1.6 million in two additional investments, and in fiscal 2005, we wrote off $10.0 million in another investment. During fiscal 2006, we reclassified $4.2 million of an investment associated with the Infineon acquisition to goodwill as the investment was deemed to have no value. We may be required to write off all or a portion of the $11.3 million in such investments remaining on our balance sheet as of April 30, 2007 in future periods.

We face risks of regulatory actions and inquiries into our historical stock option grant practices and related accounting, which could require significant management time and attention, and that could have a material adverse effect on our business, results of operations and financial condition

As a result of our investigation into our historical stock option grant practices and the restatement of our prior financial statements, we may be subject to greater risks associated with litigation, regulatory proceedings and government inquiries and enforcement actions. We have voluntarily informed the SEC of the results of this investigation, and have been cooperating with, and continue to cooperate with, inquiries from the SEC. We are unable to predict what consequences, if any, that any inquiry by any regulatory agency may have on us. Any civil or criminal action commenced against us by a regulatory agency could result in administrative orders against us, the imposition of significant penalties and/or fines against us, and/or the imposition of civil or criminal sanctions against certain of our officers, directors and/or employees. Any regulatory action could result in the filing of additional restatements of our prior financial statements or require that we take other actions, and could divert management’s attention from other business concerns and harm our business.

We have been named as a party to derivative action lawsuits, and we may be named in additional litigation, all of which will require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have been named as a nominal defendant in several purported shareholder derivative lawsuits concerning the granting of stock options. These cases have been consolidated into two proceedings pending in federal and state courts in California. The federal court cases have been consolidated in the United States District Court for the Northern District of California. The state court cases have been consolidated in the Superior Court for the State of California for the County of Santa Clara. Plaintiffs in all cases have alleged that certain current or former officers and directors of the Company caused it to grant stock options at less than fair market value, contrary to our public statements (including statements in our financial statements), and that, as a result, those officers and directors are liable to the Company. No specific amount of damages has been alleged and, by the nature of the lawsuits no damages will be alleged, against the Company. On May 22, 2007, the state court granted our motion to stay the state court action pending resolution of the consolidated federal court action. On June 12, 2007, the plaintiffs in the federal court case filed an amended complaint to reflect the results of the stock option investigation announced by the Audit Committee in June 2007. On August 28, 2007, we and the individual defendants filed motions to dismiss the complaint. A hearing on the motions has been set for January 11, 2008. We cannot predict whether these actions are likely to result in any material recovery by, or expense to, us. We expect to continue to incur legal fees in responding to these lawsuits, including expenses for the reimbursement of legal fees of present and former officers and directors under indemnification obligations. The expense of defending such litigation may be significant. The amount of time to resolve these and any additional lawsuits is unpredictable and these actions may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows.

We are subject to other pending legal proceedings

A securities class action lawsuit was filed on November 30, 2001 in the United States District Court for the Southern District of New York, purportedly on behalf of all persons who purchased our common stock from November 17, 1999 through December 6, 2000. The complaint named as defendants Finisar, certain of our current and former officers, and an investment banking firm that served as an underwriter for our initial public offering in November 1999 and a secondary offering in April 2000. The complaint, as subsequently amended, alleges violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(b) of the Securities Exchange Act of 1934. No specific damages are claimed. Similar allegations have been made in lawsuits relating to more than 300 other initial public offerings conducted in 1999 and 2000, which were consolidated for pretrial purposes. In October 2002, all claims against the individual defendants were dismissed without prejudice. On February 19, 2003, the Court denied defendants’ motion to dismiss the complaint. In July 2004, we and the individual defendants accepted a settlement proposal made to all of the issuer defendants. Under the terms of the settlement, the plaintiffs would dismiss and release all claims against participating defendants in exchange for a contingent payment guaranty by the insurance companies collectively responsible for insuring the issuers in all related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. Under the guaranty, the insurers would be required to pay the amount, if any, by which $1 billion exceeds the aggregate amount ultimately collected by the plaintiffs from the underwriter defendants in all the cases. If the plaintiffs fail to recover $1 billion and payment is required under the guaranty, we would be responsible to pay our pro rata portion of the shortfall, up to the amount of the self-insured retention under our insurance policy, which may be up to $2 million. The timing and amount of payments that we could be required to make under the proposed settlement would depend on several factors, principally the timing and amount of any payment that the insurers may be required to make pursuant to the $1 billion guaranty. While the court was considering final approval of the settlement, the Second Circuit Court of Appeals vacated the class certification of plaintiffs’ claims against the underwriters in six cases designated as focus or test cases. All proceedings in all of the lawsuits have been stayed, and the plaintiffs and issuers have stated that they are prepared to discuss how the settlement might be amended or renegotiated to comply with the Second Circuit decision. There is no assurance that the settlement will be amended or renegotiated to comply with the Second Circuit’s ruling, and then approved. If the settlement is not amended or renegotiated and subsequently approved by the Court, we intend to defend the lawsuit vigorously. Because of the inherent uncertainty of litigation, however, we cannot predict its outcome. If, as a result of this dispute, we are required to pay significant monetary damages, our business would be substantially harmed.

Because of competition for technical personnel, we may not be able to recruit or retain necessary personnel

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and manufacturing personnel. In particular, we may need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product lines. Competition for these highly skilled employees in our industry is intense. Our failure to attract and retain these qualified employees could significantly harm our business. The loss of the services of any of our qualified employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have been subject to claims of this type and may be subject to such claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

Our failure to protect our intellectual property may significantly harm our business

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements to establish and protect our proprietary rights. We license certain of our proprietary technology, including our digital diagnostics technology, to customers who include current and potential competitors, and we rely largely on provisions of our licensing agreements to protect our intellectual property rights in this technology. Although a number of patents have been issued to us, we have obtained a number of other patents as a result of our acquisitions, and we have filed applications for additional patents, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult and expensive. We are currently engaged in pending litigation to enforce certain of our patents, and additional litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. In connection with the pending litigation, substantial management time has been, and will continue to be, expended. In addition, we have incurred, and we expect to continue to incur, substantial legal expenses in connection with these pending lawsuits. These costs and this diversion of resources could significantly harm our business.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to sell our products

The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We have been involved in the past as a defendant in patent infringement lawsuits. From time to time, other parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

Our products may contain defects that may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers

Our products are complex and defects may be found from time to time. Networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with our customers’ products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

Our business and future operating results may be adversely affected by events outside our control

Our business and operating results are vulnerable to events outside of our control, such as earthquakes, fire, power loss, telecommunications failures and uncertainties arising out of terrorist attacks in the United States and overseas. Our corporate headquarters and a portion of our manufacturing operations are located in California. California in particular has been vulnerable to natural disasters, such as earthquakes, fires and floods, and other risks which at times have disrupted the local economy and posed physical risks to our property. We are also dependent on communications links with our overseas manufacturing locations and would be significantly harmed if these links were interrupted for any significant length of time. We presently do not have adequate redundant, multiple site capacity if any of these events were to occur, nor can we be certain that the insurance we maintain against these events would be adequate.

The conversion of our outstanding convertible subordinated notes would result in substantial dilution to our current stockholders

We currently have outstanding 2 1/2% convertible senior subordinated notes due 2010 in the principal amount of $100 million, 5 1/4% convertible subordinated notes due 2008 in the principal amount of $100.3 million, and 2 1/2% convertible subordinated notes due 2010 in the principal amount of $50 million. The 5 1/4% notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $5.52 per share. The $50 million in principal amount of our 2 1/2% notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $3.705 per share. The $100 million in principal amount of our 2 1/2% senior notes are convertible upon our stock price reaching $4.92 for a period of time, in which case the notes are convertible at a conversion rate of 304.9055 shares of common stock per $1,000 principal amount of notes, with the underlying principal payable in cash. An aggregate of approximately 42,000,000 shares of common stock would be issued upon the conversion of all outstanding convertible subordinated notes at these exchange rates, which would significantly dilute the voting power and ownership percentage of our existing stockholders. We have previously entered into privately negotiated transactions with certain holders of our convertible subordinated notes for the repurchase of notes in exchange for a greater number of shares of our common stock than would have been issued had the principal amount of the notes been converted at the original conversion rate specified in the notes, thus resulting in more dilution. Although we do not currently have any plans to enter into similar transactions in the future, if we were to do so there would be additional dilution to the voting power and percentage ownership of our existing stockholders.

Delaware law, our charter documents and our stockholder rights plan contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders

Some provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These include provisions:

•	authorizing the board of directors to issue additional preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder actions by written consent;

•	creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms;

•	permitting the board of directors to increase the size of the board and to fill vacancies;

•	requiring a super-majority vote of our stockholders to amend our bylaws and certain provisions of our certificate of incorporation; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law which limit the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.

In addition, in September 2002, our board of directors adopted a stockholder rights plan under which our stockholders received one share purchase right for each share of our common stock held by them. Subject to certain exceptions, the rights become exercisable when a person or group (other than certain exempt persons) acquires, or announces its intention to commence a tender or exchange offer upon completion of which such person or group would acquire, 20% or more of our common stock without prior board approval. Should such an event occur, then, unless the rights are redeemed or have expired, our stockholders, other than the acquirer, will be entitled to purchase shares of our common stock at a 50% discount from its then-Current Market Price (as defined) or, in the case of certain business combinations, purchase the common stock of the acquirer at a 50% discount.

Although we believe that these charter and bylaw provisions, provisions of Delaware law and our stockholder rights plan provide an opportunity for the board to assure that our stockholders realize full value for their investment, they could have the effect of delaying or preventing a change of control, even under circumstances that some stockholders may consider beneficial.

Our stock price has been and is likely to continue to be volatile

The trading price of our common stock has been and is likely to continue to be subject to large fluctuations. Our stock price may increase or decrease in response to a number of events and factors, including:

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the products we sell;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in our operating results;

•	the operating and stock price performance of other companies that investors in our common stock may deem comparable; and

•	purchases or sales of blocks of our common stock.

Part of this volatility is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of our common stock regardless of our operating performance.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholder of the common stock offered hereby.

PRICE RANGE OF OUR COMMON STOCK

Following our initial public offering on November 11, 1999, our common stock initially traded on the Nasdaq National Market, and it currently trades on the Nasdaq Global Select Market under the symbol “FNSR.” The following table sets forth the range of high and low closing sales prices of our common stock for the periods indicated:

	High	Low

Fiscal 2008 Quarter Ended:
January 27, 2008 (through December 14, 2007)	$2.45	$1.43
October 28, 2007	$4.05	$2.24
July 29, 2007	$4.10	$3.39
Fiscal 2007 Quarter Ended:
April 30, 2007	$3.86	$3.04
January 28, 2007	$4.02	$3.01
October 29, 2006	$4.13	$2.68
July 30, 2006	$2.61	$5.32
Fiscal 2006 Quarter Ended:
April 30, 2006	$5.13	$2.49
January 29, 2006	$2.72	$1.49
October 30, 2005	$1.54	$0.87
July 31, 2005	$1.30	$1.01

The closing price of our common stock as reported on the Nasdaq Global Select Market on December 14, 2007 was $1.43. The approximate number of stockholders of record on November 30, 2007 was 403. This number does not include stockholders whose shares are held in trust by other entities. The number of beneficial holders of our common stock is greater than the number of stockholders of record.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of our Board of Directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

SELLING STOCKHOLDER

The shares of common stock offered hereby will be issued upon the conversion of two convertible promissory notes having an aggregate principal value of approximately $16.95 million that were issued by us to Parviz Tayebati in a private placement as consideration for our acquisition of AZNA. One of these convertible promissory notes, in the principal amount of approximately $15.59 million, provides for the conversion of the outstanding principal and interest upon the effectiveness of the registration statement of which this prospectus is a part. The other convertible promissory note, in the principal amount of approximately $1.36 million, provides for the conversion of the outstanding principal and interest on March 26, 2008, assuming that the registration statement of which this prospectus is a part has been declared effective on or before that date. In no event will the total number of shares of common stock issued upon conversion of the notes exceed nine and ninety-nine one-hundreds percent (9.99%) of either the total shares outstanding or the voting power outstanding as of March 26, 2007. In the event that the number of shares of common stock otherwise issuable upon conversion of the notes would exceed this limit at the time of conversion, we will only issue that number of shares of common stock up to the limit, and the balance of the principal and accrued interest outstanding which is not converted into shares of common stock will be paid in cash. The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the common stock offered hereby. The selling stockholder has not had a material relationship with Finisar within the past three years other than as a result of the ownership of the securities of Finisar acquired in connection with our acquisition of AZNA.

The conversion price is the average closing price for the three trading days ending two days prior to the date of conversion. Since the number of shares of common stock to be issued is based upon the market price of our common stock at the time of conversion of the notes, we are unable to determine the exact number of shares that may be issued pursuant to the notes.

Pursuant to the terms of the acquisition of AZNA, we agreed to register for resale the shares of common stock issuable upon conversion of the convertible notes. This prospectus covers the resale by the selling stockholder of an estimated 13,481,126 shares of common stock that he will receive upon conversion of the convertible notes.

The following table sets forth the number of shares we would be required to issue to the selling stockholder upon conversion of the convertible notes as of December 14, 2007, assuming a conversion price of $1.58.

	Outstanding and
	Beneficially		Offered		Owned After
Selling Stockholder	Owned(1)(2)		Hereby		the Offering(4)

Parviz Tayebati	13,481,126	(3)	13,481,126	(2)(3)	0

(1)	The number of shares has been computed by taking the original principal amounts of the convertible notes plus an estimated amount of interest, multiplied by 120% (to take into account possible share price fluctuations) and divided by the estimated conversion price as of the date of this prospectus.

(2)	This registration statement shall also cover any additional shares of Finisar common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Finisar common stock.

(3)	Estimated based on the average closing price per share of the common stock on the Nasdaq Global Select Market for the three trading days ended December 14, 2007.

(4)	Assumes that all shares registered hereunder are sold pursuant to this prospectus and that the selling stockholder does not acquire any additional shares of common stock.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The selling stockholder may offer securities under this prospectus from time to time pursuant to any one or more of the following methods when selling shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades, including block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	underwritten public offerings;

•	short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholder;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of the common stock; or

•	a combination of any such methods of sale.

The selling stockholder and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling stockholder and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholder were to be deemed an underwriter, such selling stockholder may be subject to certain statutory liabilities including, but not limited to, liabilities under Sections 11, 12 and 17 of the Securities Act of 1933 (the “Securities Act”) and Rule 10b-5 under the Securities Exchange Act of 1934 (the “Exchange Act”). The selling stockholder may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions.

The common stock may be sold in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	prevailing market prices at the time of sale;

•	prices related to prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq Global Select Market;

•	in the over-the-counter market; or

•	otherwise than on such exchanges or services or in the over-the-counter market.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

The selling stockholder may directly solicit offers to purchase the securities being offered by this prospectus. The selling stockholder may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any underwriter or agent involved in the offer or sale of the securities.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder.

If the selling stockholder utilizes a dealer in the sale of the securities being offered by this prospectus, the selling stockholder may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If the selling stockholder utilizes an underwriter in the sale of the securities being offered by this prospectus, the selling stockholder will execute an underwriting agreement with the underwriter at the time of sale, and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, the selling stockholder or the purchasers of the securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholder. If we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholder uses this prospectus for any sale of the shares of common stock, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholder may choose to not sell any or all of the common stock offered pursuant to this prospectus. The selling stockholder may instead transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by the selling stockholder and, if the selling stockholder defaults in the performance of the selling stockholder’s secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Shares of our common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for quotation and trading on the Nasdaq Global Select Market. To facilitate the offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing the applicable security in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The selling stockholder and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholder and any other such persons. In addition, Regulation M under the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We intend to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	such time as the selling stockholder may sell all of the shares held by the selling stockholder without registration pursuant to Rules 144(k) or 145 under the Securities Act; or

•	such time as the selling stockholder has sold all of the shares issuable to it upon conversion of the convertible promissory notes.

We intend to de-register any of the shares not sold by the selling stockholder at the end of such period.

Pursuant to the acquisition agreement with AZNA filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling stockholder will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 750,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

The following is a summary of some of the terms of our common stock, preferred stock, charter, bylaws and stockholder rights plan and certain provisions of Delaware Law. The following summary does not purport to be complete and is qualified in its entirety by reference to the terms of our charter, bylaws, stockholder rights plan and Delaware law. Please see those documents and Delaware law for further information.

Common Stock

As of November 30, 2007, there were 308,634,829 shares of our common stock outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of Finisar, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock issued upon conversion of the notes will be, fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Finisar or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock or otherwise adversely affect the rights of holders of our common stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

Holders of 2 1/2% Convertible Senior Subordinated Notes due 2010

Pursuant to a registration rights agreement dated as of October 12, 2006 between Finisar and the initial purchasers of our 2 1/2% convertible senior subordinated notes due 2010, we agreed to file, at our expense, with the SEC a registration statement covering resales by holders of all notes and the common stock issuable upon conversion of the notes. Upon effectiveness, we are required to use our best efforts to keep the registration statement effective until the earlier of (A) the date that is two years after the last date of original issuance of any of the notes or (October 17, 2008); (B) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise; or (C) the sale pursuant to the registration statement of all securities registered thereunder.

We will be permitted to suspend the use of the prospectus that is part of the registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. If:

•	the registration statement is not filed on or prior to the 60th day following the earliest date of original issuance of any of the notes;

•	on the 181st day following the earliest date of original issuance of any of the notes, the registration statement has not been declared effective;

•	the registration statement, previously declared effective, shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the Commission pursuant to the Exchange Act that cures the failure of the registrations statement to be effective or usable; or

•	the prospectus has been suspended as described in the proceeding paragraph longer than the period permitted by such paragraph;

each, a registration default, additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

•	an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.5% of the principal amount from and after the 91st day following such registration default.

In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted. We have not complied with the registration requirements in the agreement and have been accruing liquidated damages since December 11, 2006. As of October 28, 2007, we have accrued a liability of approximately $364,000 for liquidated damages under the agreement.

AZNA LLC

Under an acquisition agreement with AZNA LLC, or AZNA, we agreed to file with the SEC, at our expense, a registration statement on Form S-1 (for which this prospectus is a part) covering the resale of shares of our common stock issued upon conversion of convertible promissory notes having an aggregate principal amount of approximately $16.95 million which were issued to the primary unitholder of AZNA in the acquisition. We are required to use our commercially reasonable efforts to keep the registration statement effective until the earlier of such time as the selling stockholder may sell all of the shares held by the selling stockholder without registration pursuant to Rules 144(k) or 145 under the Securities Act, or such time as the selling stockholder has sold all of the shares issuable to him upon conversion of the convertible promissory notes. We will be permitted to suspend the use of the prospectus that is part of the registration statement under certain circumstances relating to material undisclosed information or events concerning us. Additional information relating to the AZNA transaction can be found under the heading “Selling Stockholder.”

Antitakeover Provisions

Delaware Law

Finisar is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of three years, unless:

•	prior to the time that a stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time that a stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Finisar. These provisions could cause the value of the notes and the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Finisar.

Our certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

Stockholder Rights Plan

In September 2002, our Board of Directors adopted a stockholder rights plan under which our stockholders received one share purchase right for each share of our common stock held by them. The rights are not currently exercisable or tradable separately from our common stock and are currently evidenced by the common stock certificates. The rights expire on September 24, 2012 unless earlier redeemed or exchanged by us. Subject to exceptions, the rights will separate from our common stock and become exercisable when a person or group (other than certain exempt persons) acquires, or announces its intention to commence a tender or exchange offer upon completion of which such person or group would acquire, 20% or more of our common stock without prior Board approval. Should such an event occur, then, unless the rights are redeemed or exchanged or have expired, Finisar stockholders, other than the acquirer, will be entitled to purchase shares of our common stock at a 50% discount from its then-Current Market Price (as defined) or, in the case of certain business combinations, purchase the common stock of the acquirer at a 50% discount.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by DLA Piper US LLP, East Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, for the year ended April 30, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus and in the documents incorporated herein by reference as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the registration statement will also be available to you on the SEC’s website. The address of this site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. The information incorporated by reference in this prospectus is accurate only as of the date of the information on the front cover of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of the common stock.

The following documents (other than annual reports, or portions thereof, furnished under Item 2.02 of Form 8-K) filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended April 30, 3007;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended July 29, 2007 and October 28, 2007;

•	our Current Reports on Form 8-K, filed with the SEC on May 1, 2007, May 15, 2007, June 12, 2007, July 12, 2007, July 20, 2007, August 28, 2007, September 4, 2007, September 6, 2007, September 18, 2007, December 4, 2007 and December 5, 2007; and

•	our Current Report on Form 8-K/A, filed with the SEC on June 13, 2007.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference as provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. You may also access the documents incorporated by reference on our website at www.finisar.com. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Corporate Secretary, Finisar Corporation, 1389 Moffett Park Drive, Sunnyvale, California, 94089 or call (408) 548-1000.

13,481,126 Shares

FINISAR CORPORATION

Common Stock

PROSPECTUS

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$612.53
Accounting fees and expenses	20,000.00
Legal fees and expenses	20,000.00
Printing and engraving expenses	5,000.00
Miscellaneous expenses	387.47

Total	$46,000.00

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (“DGCL”) permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the stockholders, the Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors’ and officers’ insurance, if available on reasonable terms.

These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant’s officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant’s Chief Executive Officer, former Chief Technical Officer and Senior Vice President — Finance and Chief Financial Officer have been named as defendants in the securities class action lawsuit described under the caption “Risk Factors — We are subject to other pending legal proceedings” in Part I of the registration statement. Certain current or former officers and directors of the Registrant have been named as defendants in the stock option derivative litigation described under the caption “Risk Factors — We have been named as a party to derivative action lawsuits, . . .” in Part I of the registration statement. These current or former officers and directors either have or are likely to assert a claim for indemnification in connection with this litigation. Other than the securities class action litigation and the stock option derivative litigation, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

The Registrant has obtained liability insurance for the benefit of its directors and officers.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since December 1, 2004, we have issued and sold the following unregistered securities:

(1)	AZNA LLC

On March 26, 2007, we completed our acquisition of AZNA LLC (“AZNA”), a privately-held photonic components and subsystems company based in Wilmington, Massachusetts. The governing agreement provided for the purchase of all of the outstanding securities of AZNA and the issuance by Finisar to the sole holder of AZNA’s preferred units and voting common units a promissory note having an aggregate principal amount of approximately

$15.59 million which is convertible into shares of Finisar common stock upon the effectiveness of this registration statement, as well as approximately $1.23 million in cash to holders of non-voting common units and options. A second convertible promissory note in the principal amount of $1.36 million, as well as a cash amount of approximately $1.47 million, was deposited into an escrow account for twelve (12) months following the closing to satisfy certain indemnification obligations of the AZNA securityholders. The exact number of shares of Finisar common stock to be issued pursuant to the promissory notes is dependent on the trading price of Finisar’s common stock on the dates of conversion of the notes. The issuance of such notes and the shares of common stock issuable upon conversion thereof were not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(2) and Regulation D promulgated under the Securities Act.

(2)	2 1/2% Convertible Senior Subordinated Notes due 2010

On October 12, 2006, we completed a series of exchanges of an aggregate of $100 million of our 2 1/2% Convertible Subordinated Notes due 2010 for the same principal amount of a new series of 2 1/2% Convertible Senior Subordinated Notes due 2010 (the “New Notes”). The New Notes are unsecured senior indebtedness, bear interest at 2 1/2% per annum, and are convertible into approximately 305 shares of Finisar common stock per $1,000 principal amount of the New Notes. However, the New Notes contain provisions known as net share settlement which require that, upon conversion of the New Notes, we will pay holders in cash for up to the principal amount of the converted New Notes and that any amounts in excess of the cash amount will be settled in shares of Finisar common stock. The New Notes and the common stock issuable upon conversion of the New Notes have not been registered and sold under the Securities Act, or applicable state securities laws, and were offered and sold only to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

(3)	CyOptics, Inc.

On April 29, 2005, we entered into a Series F Preferred Stock Purchase Agreement (the “Purchase Agreement”) with CyOptics, Inc. (“CyOptics”). Pursuant to the Purchase Agreement, we issued a convertible promissory note (the “Note”) in the principal amount of $3,750,000 as consideration for the purchase of 24,298,580 shares of CyOptics Series F Preferred Stock. The terms of the Note provide for four weekly conversions of equal portions of the outstanding principal of the Note into shares of our common stock, commencing upon the effectiveness of a registration statement filed to cover the resales of such shares by CyOptics. A total of 3,594,607 shares of our common stock was issued upon the conversion of the note. The issuance of the Note and the shares of the Company’s common stock issuable upon conversion thereof were not registered under the Securities Act in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act.

(4)	InterSAN, Inc.

On May 12, 2005, we completed the acquisition of InterSAN, Inc. (“InterSAN”), a privately held company located in Scotts Valley, California, pursuant to an Agreement and Plan of Reorganization dated March 2, 2005 (the “Agreement”). Under the terms of the Agreement, InterSAN merged with a wholly-owned subsidiary of Finisar and the holders of InterSAN’s securities were entitled to receive up to 7,132,186 shares of Finisar common stock having a value of approximately $8.8 million. Approximately ten percent (10%) of the shares of Finisar common stock that would otherwise be distributed to the holders of InterSAN’s securities at the closing of the acquisition were deposited into an escrow account for twelve (12) months following the closing for the purpose of providing a fund against which Finisar may assert claims for damages, if any, based on breaches of the representations and warranties made by InterSAN in the Agreement. The issuance of such shares was not registered under the Securities Act in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.

(5)	Acquisition of I-TECH CORP.

On April 8, 2005, we completed our acquisition of I-TECH CORP. (“I-TECH”), a privately-held network test and monitoring company based in Eden Prairie, Minnesota. The governing agreement provided for the merger of I-TECH with a wholly-owned subsidiary of Finisar and the issuance by Finisar to the sole holder of I-TECH’s common stock promissory notes having an aggregate principal amount of approximately $12.1 million which were convertible into shares of Finisar common stock over a period of one year following the closing of the acquisition. A convertible promissory note in the principal amount of $1 million was deposited into an escrow account for twelve (12) months following the closing to satisfy certain indemnification obligations of the I-TECH stockholder. A total of 10,107,550 shares of our common stock was issued upon the conversion of the notes. The issuance of such notes and the shares of common stock issuable upon conversion thereof was not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(2) and Regulation D promulgated under the Securities Act.

(6)	Infineon Technologies, AG

On January 31, 2005, we completed the acquisition from Infineon Technologies AG (“Infineon”) of certain assets associated with the design, development and manufacture of optical transceiver products from Infineon’s fiber optics business unit, in exchange for the issuance of 34,000,000 shares of our common stock. The issuance of such shares was not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

Exhibit
Number	Description of Document

2.1	Master Sale and Purchase Agreement by and between Infineon Technologies AG and Finisar Corporation, dated January 25, 2005(1)
3.1	Amended and Restated Bylaws of Registrant(2)
3.2	Restated Certificate of Incorporation of Registrant(3)
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on June 19, 2001(4)
3.4	Certificate of Elimination regarding the Registrant’s Series A Preferred Stock(5)
3.5	Certificate of Designation(6)
3.6	Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on May 11, 2005(7)
3.7	Amended and Restated Certificate of Incorporation of Registrant(8)
4.1	Specimen certificate representing the common stock(9)
4.2	Form of Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement)(10)
4.3	Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 15, 2001(11)
4.4	Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 15, 2003(12)
4.5	Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 12, 2006(13)
5.1	Opinion of DLA Piper US LLP
10.1	Form of Indemnity Agreement between Registrant and Registrant’s directors and officers(3)
10.2	1989 Stock Option Plan(9)
10.3	1999 Stock Option Plan(14)
10.4	1999 Employee Stock Purchase Plan, as amended and restated effective March 2, 2005(15)
10.5	Executive Retention and Severance Plan(16)
10.6	Purchase Agreement by and between FSI International, Inc. and Finisar Corporation, dated February 4, 2005(17)

Exhibit
Number	Description of Document

10.7	Assignment and Assumption of Purchase and Sale Agreement between Finisar Corporation and Finistar (CA-TX) Limited Partnership, dated February 4, 2005(18)
10.8	Lease Agreement by and between Finistar (CA-TX) Limited Partnership and Finisar Corporation, dated February 4, 2005(19)
10.9	Form of Stock Option Agreement for options granted under the 2005 Stock Incentive Plan(20)
10.10	International Employee Stock Purchase Plan(21)
10.11	Finisar Corporation 2005 Stock Incentive Plan(22)
10.12	Letter Agreement dated December 28, 2005 between Finisar Corporation and Dr. Frank H. Levinson(23)
10.13	Form of Exchange Agreement by and between Finisar Corporation and certain holders of 2 1/2% Convertible Subordinated Notes due 2010, dated October 6, 2006(24)
10.14	Registration Rights Agreement among Finisar Corporation and the initial purchasers of 2 1/2% Convertible Senior Subordinated Notes due 2010, dated October 12, 2006(25)
10.15	Purchase Agreement among Finisar Corporation, AZNA LLC, Parviz Tayebati, the common unitholders and optionholders set forth therein, and Parviz Tayebati, as the Seller’s Representative, dated March 23, 2007(26)
10.16	Convertible Promissory Note issued by Finisar Corporation to Parviz Tayebati with a principal amount of $15,592,926, dated March 26, 2007(27)
10.17	Convertible Promissory Note issued by Finisar Corporation to Parviz Tayebati with a principal amount of $1,357,000, dated March 26, 2007(28)
21	List of Subsidiaries of the Registrant(29)
23.1	Consent of DLA Piper US LLP (contained in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24	Power of Attorney (incorporated by reference to the signature page of this Registration Statement)

(1)	Incorporated by reference to Exhibit 2.8 to Registrant’s Current Report on Form 8-K filed January 28, 2005.

(2)	Incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K filed December 4, 2007

(3)	Incorporated by reference to Exhibit 3.3 to Registrant’s Registration Statement on Form S-1/A filed October 19, 1999 (File No. 333-87017).

(4)	Incorporated by reference to Exhibit 3.6 to Registrant’s Annual Report on Form 10-K filed July 18, 2001.

(5)	Incorporated by reference to Exhibit 3.8 to Registrant’s Registration Statement on Form S-3 filed December 18, 2001 (File No. 333-75380).

(6)	Incorporated by reference to Exhibit 99.2 to Registrant’s Registration Statement on Form 8-A12G filed on September 27, 2002.

(7)	Incorporated by reference to Exhibit 3.3 to Registrant’s Registration Statement on Form S-3 filed May 18, 2005 (File No. 333-125034).

(8)	Incorporated by reference to Exhibit 3.11 to Registrant’s Annual Report on Form 10-K filed July 29, 2005.

(9)	Incorporated by reference to the same numbered exhibit to Registrant’s Registration Statement on Form S-1/A filed October 19, 1999 (File No. 333-87017).

(10)	Incorporated by reference to Exhibit 4.2 to Registrant’s Current Report on Form 8-K filed September 27, 2002.

(11)	Incorporated by reference to Exhibit 4.3 to Registrant’s Quarterly Report on Form 10-Q for the period ended October 31, 2001 filed December 12, 2001.

(12)	Incorporated by reference to the same numbered exhibit to Registrant’s Quarterly Report on Form 10-Q for the period ended October 31, 2003 filed December 10, 2003.

(13)	Incorporated by reference to Exhibit 4.8 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(14)	Incorporated by reference to Exhibit 10.3 to Registrant’s Registration Statement on Form S-1 filed September 13, 1999 (File No. 333-87017).

(15)	Incorporated by reference to Exhibit 99.1 to Registrant’s Registration Statement on Form S-8 filed May 23, 2005 (File No. 333-125147).

(16)	Incorporated by reference to Exhibit 10.21 to Registrant’s Annual Report on Form 10-K/A filed February 10, 2005.

(17)	Incorporated by reference to Exhibit 10.23 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(18)	Incorporated by reference to Exhibit 10.24 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(19)	Incorporated by reference to Exhibit 10.25 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(20)	Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed June 14, 2005.

(21)	Incorporated by reference to Exhibit 99.2 to Registrant’s Registration Statement on Form S-8 filed May 23, 2005 (File No. 333-125147).

(22)	Incorporated by reference to Exhibit 99.1 to Registrant’s Current Report on Form 8-K filed October 19, 2005.

(23)	Incorporated by reference to Exhibit 10.35 to Registrant’s Current Report on Form 8-K filed January 3, 2006.

(24)	Incorporated by reference to Exhibit 10.36 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(25)	Incorporated by reference to Exhibit 10.37 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(26)	Incorporated by reference to Exhibit 10.36 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(27)	Incorporated by reference to Exhibit 10.37 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(28)	Incorporated by reference to Exhibit 10.38 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(29)	Incorporated by reference to Exhibit 21 to Registrant’s Annual Report on Form 10-K filed December 4, 2007.

(b)	Financial Statement Schedules.

None.

Item 17.	Undertakings

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To Remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California, on December 17, 2007.

FINISAR CORPORATION

By:	/s/ Jerry S. Rawls
Jerry S. Rawls
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry S. Rawls and Stephen K. Workman, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Jerry S. Rawls Jerry S. Rawls	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	December 17, 2007

/s/ Stephen K. Workman Stephen K. Workman	Senior Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	December 17, 2007

/s/ Roger C. Ferguson Roger C. Ferguson	Director	December 17, 2007

/s/ David C. Fries David C. Fries	Director	December 17, 2007

Frank H. Levinson	Director	December , 2007

Larry D. Mitchell	Director	December , 2007

/s/ Robert N. Stephens Robert N. Stephens	Director	December 17, 2007

Dominique Trempont	Director	December , 2007

EXHIBIT INDEX

Exhibit
Number		Description of Document

2.1		Master Sale and Purchase Agreement by and between Infineon Technologies AG and Finisar Corporation, dated January 25, 2005(1)
3.1		Amended and Restated Bylaws of Registrant(2)
3.2		Restated Certificate of Incorporation of Registrant(3)
3.3		Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on June 19, 2001(4)
3.4		Certificate of Elimination regarding the Registrant’s Series A Preferred Stock(5)
3.5		Certificate of Designation(6)
3.6		Certificate of Amendment to Restated Certificate of Incorporation of Registrant, filed with the Delaware Secretary of State on May 11, 2005(7)
3.7		Amended and Restated Certificate of Incorporation of Registrant(8)
4.1		Specimen certificate representing the common stock(9)
4.2		Form of Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement)(10)
4.3		Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 15, 2001(11)
4.4		Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 15, 2003(12)
4.5		Indenture between the Company and U.S. Bank Trust National Association, a national banking association, dated October 12, 2006(13)
5.1		Opinion of DLA Piper US LLP
10.1		Form of Indemnity Agreement between Registrant and Registrant’s directors and officers(3)
10.2		1989 Stock Option Plan(9)
10.3		1999 Stock Option Plan(14)
10.4		1999 Employee Stock Purchase Plan, as amended and restated effective March 2, 2005(15)
10	.5*	Executive Retention and Severance Plan(16)
10.6		Purchase Agreement by and between FSI International, Inc. and Finisar Corporation, dated February 4, 2005(17)
10.7		Assignment and Assumption of Purchase and Sale Agreement between Finisar Corporation and Finistar (CA-TX) Limited Partnership, dated February 4, 2005(18)
10.8		Lease Agreement by and between Finistar (CA-TX) Limited Partnership and Finisar Corporation, dated February 4, 2005(19)
10.9		Form of Stock Option Agreement for options granted under the 2005 Stock Incentive Plan(20)
10.10		International Employee Stock Purchase Plan(21)
10.11		Finisar Corporation 2005 Stock Incentive Plan(22)
10.12		Letter Agreement dated December 28, 2005 between Finisar Corporation and Dr. Frank H. Levinson(23)
10.13		Form of Exchange Agreement by and between Finisar Corporation and certain holders of 2 1/2% Convertible Subordinated Notes due 2010, dated October 6, 2006(24)
10.14		Registration Rights Agreement among Finisar Corporation and the initial purchasers of 2 1/2% Convertible Senior Subordinated Notes due 2010, dated October 12, 2006(25)
10.15		Purchase Agreement among Finisar Corporation, AZNA LLC, Parviz Tayebati, the common unitholders and optionholders set forth therein, and Parviz Tayebati, as the Seller’s Representative, dated March 23, 2007(26)
10.16		Convertible Promissory Note issued by Finisar Corporation to Parviz Tayebati with a principal amount of $15,592,926, dated March 26, 2007(27)
10.17		Convertible Promissory Note issued by Finisar Corporation to Parviz Tayebati with a principal amount of $1,357,000, dated March 26, 2007(28)
21		List of Subsidiaries of the Registrant(29)

Exhibit
Number	Description of Document

23.1	Consent of DLA Piper US LLP (contained in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24	Power of Attorney (incorporated by reference to the signature page of this Registration Statement)

(1)	Incorporated by reference to Exhibit 2.8 to Registrant’s Current Report on Form 8-K filed January 28, 2005.

(2)	Incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K filed December 4, 2007

(3)	Incorporated by reference to Exhibit 3.3 to Registrant’s Registration Statement on Form S-1/A filed October 19, 1999 (File No. 333-87017).

(4)	Incorporated by reference to Exhibit 3.6 to Registrant’s Annual Report on Form 10-K filed July 18, 2001.

(5)	Incorporated by reference to Exhibit 3.8 to Registrant’s Registration Statement on Form S-3 filed December 18, 2001 (File No. 333-75380).

(6)	Incorporated by reference to Exhibit 99.2 to Registrant’s Registration Statement on Form 8-A12G filed on September 27, 2002.

(7)	Incorporated by reference to Exhibit 3.3 to Registrant’s Registration Statement on Form S-3 filed May 18, 2005 (File No. 333-125034).

(8)	Incorporated by reference to Exhibit 3.11 to Registrant’s Annual Report on Form 10-K filed July 29, 2005.

(9)	Incorporated by reference to the same numbered exhibit to Registrant’s Registration Statement on Form S-1/A filed October 19, 1999 (File No. 333-87017).

(10)	Incorporated by reference to Exhibit 4.2 to Registrant’s Current Report on Form 8-K filed September 27, 2002.

(11)	Incorporated by reference to Exhibit 4.3 to Registrant’s Quarterly Report on Form 10-Q for the period ended October 31, 2001 filed December 12, 2001.

(12)	Incorporated by reference to the same numbered exhibit to Registrant’s Quarterly Report on Form 10-Q for the period ended October 31, 2003 filed December 10, 2003.

(13)	Incorporated by reference to Exhibit 4.8 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(14)	Incorporated by reference to Exhibit 10.3 to Registrant’s Registration Statement on Form S-1 filed September 13, 1999 (File No. 333-87017).

(15)	Incorporated by reference to Exhibit 99.1 to Registrant’s Registration Statement on Form S-8 filed May 23, 2005 (File No. 333-125147).

(16)	Incorporated by reference to Exhibit 10.21 to Registrant’s Annual Report on Form 10-K/A filed February 10, 2005.

(17)	Incorporated by reference to Exhibit 10.23 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(18)	Incorporated by reference to Exhibit 10.24 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(19)	Incorporated by reference to Exhibit 10.25 to Registrant’s Current Report on Form 8-K filed February 9, 2005.

(20)	Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed June 14, 2005.

(21)	Incorporated by reference to Exhibit 99.2 to Registrant’s Registration Statement on Form S-8 filed May 23, 2005 (File No. 333-125147).

(22)	Incorporated by reference to Exhibit 99.1 to Registrant’s Current Report on Form 8-K filed October 19, 2005.

(23)	Incorporated by reference to Exhibit 10.35 to Registrant’s Current Report on Form 8-K filed January 3, 2006.

(24)	Incorporated by reference to Exhibit 10.36 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(25)	Incorporated by reference to Exhibit 10.37 to Registrant’s Current Report on Form 8-K filed October 17, 2006.

(26)	Incorporated by reference to Exhibit 10.36 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(27)	Incorporated by reference to Exhibit 10.37 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(28)	Incorporated by reference to Exhibit 10.38 to Registrant’s Current Report on Form 8-K filed March 27, 2007.

(29)	Incorporated by reference to Exhibit 21 to Registrant’s Annual Report on Form 10-K filed December 4, 2007.